UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Commission File Number 001-09038

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant’s name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta , Canada  T3C 0X8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)

Date: August 31, 2009	By: /s/ J.C. STEFAN SPICER _______________________________ (Signature) J.C. Stefan Spicer, President & CEO

EXHIBIT INDEX

EXHIBIT NO.          DESCRIPTION

99.1                           Press Release Dated August 31, 2009

EXHIBIT 99.1

CENTRAL FUND FILES BASE SHELF PROSPECTUS

For Immediate Release to

Marketwire and

U. S. Disclosure Circuit

TSX SYMBOLS: CEF.A (Cdn. $) and CEF.U (U.S. $)

NYSE AMEX SYMBOL: CEF

TORONTO, Ontario (August 31, 2009) – Central Fund of Canada Limited (“Central Fund”) of Calgary, Alberta is pleased to announce that it has filed a preliminary base shelf prospectus (the “Prospectus”) with the securities commissions in each of the provinces and territories of Canada, except Québec, and a registration statement with the United States Securities and Exchange Commission. This registration will allow Central Fund to offer and issue Class A non-voting, fully participating shares of Central Fund (the “Class A Shares”) by way of one or more Prospectus Supplements at any time during the 25-month period that the Prospectus remains in place. Central Fund does not presently foresee authorizing an immediate Class A Share issue. The purpose of the filing of the Prospectus is to enable greater efficiency for Class A Share offerings in the future when conditions for issuances of Class A Shares may be considered as favorable for existing Shareholders and new subscribers.

Under the Prospectus, the Class A Shares may be issued from time to time at the discretion of Central Fund, with an aggregate offering amount not to exceed U.S.$1,000,000,000. Central Fund will only proceed with any such offerings if they are non-dilutive to the net asset value of the Class A Shares owned by the existing Shareholders of Central Fund. Substantially all of the net proceeds of the offering will be used for gold and silver bullion purchases, in keeping with the asset allocation policies established by the Board of Directors of Central Fund. Any additional capital raised by any such offering is expected to assist in reducing the annual expense ratio in favour of the Shareholders of Central Fund.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Central Fund of Canada Limited (est. 1961) is an exchange tradeable, refined gold and silver bullion holding company. Class A Shares are qualified for inclusion in many North American regulated accounts. Central Fund’s bullion holdings are stored unencumbered in allocated and segregated safekeeping in Canada, in the treasury vaults of the Canadian Imperial Bank of Commerce. The gold and silver bullion is physically inspected by Ernst & Young LLP in the presence of Central Fund’s Directors and Officers as well as bank officials. Class A Shares are quoted on the NYSE Amex LLC, symbol CEF and on the TSX, symbols CEF.A (Cdn. $) and CEF.U (U.S. $).

For further information, please contact J.C. Stefan Spicer, President and CEO at 905-648-7878

Website: www.centralfund.com. Email: info@centralfund.com.